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SEC FILE NUMBER
8-66734

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Innovation Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2255 Glades Road, Suite 324A
(No. and Street)

Boca Raton (City) | Florida (State) | 33431 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Sodl (Name) | (310) 335-9333 (Area Code – Telephone Number) | msodl@innovation-capital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

10/16/2018 (Date of Registration with PCAOB)(if applicable) | 6517 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Sodl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Innovation Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner, President

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Clear/Reset

WELLS FARGO

Acknowledgment by Individual

State of Florida

County of Palm Beach

The foregoing instrument was acknowledged before me this 28 day

of January, 2022, by means of ☑ physical presence or ☐ online notarization

MATTHEW SODL (name of person acknowledging).

☐ Personally known to me

☑ Produced Identification

Type of Identification Produced FL DL

Notary signature [signature]

Notary name (typed or printed) MARIE ANDRE BREVIL

Title (e.g., Notary Public) NOTARY PUBLIC

Place Seal Here

MARIE ANDRE BREVIL NOTARY My Comm. Expires October 15, 2022 No. GG 263330 PUBLIC STATE OF FLORIDA

For Bank Purposes Only Description of Attached Document

Type or Title of Document

Document Date

Number of Pages

Signer(s) Other Than Named Above

Account Number (if applicable)

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Innovation Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 31, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$738,584
Prepaid expenses	36,070
Accounts receivable	10,504
Other assets	5,760
Investments, at market value	1,959,909
Total Assets	**$2,750,827**
LIABILITIES AND MEMBER'S EQUITY	
Accounts Payable	$191,830
Total Liabilities	**191,830**
MEMBER'S EQUITY	
Member's Equity	2,558,997
Total Member's Equity	2,558,997
Total Liabilities and Member's Equity	**2,750,827**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2021

REVENUES	
Fee Based Income	$8,576,219
Dividend and interest income	295
Net Investment gains / (losses)	(458)
PPP Loan Forgiveness	299,840
Other Income	55
Total Revenues	**8,875,951**
EXPENSES	
Occupancy Expenses	119,750
Payroll	4,446,491
Marketing	9,672
Insurance	160,038
Office Supplies	28,993
Professional Fees	651,653
Travel & Expenses Internal	272,829
Travel & Expense Client Reimbursable	30,792
Printing & Shipping	1,301
Utilities	11,036
Other Operating Expenses	94,552
Total Operating Expenses	**5,827,107**
Net Income (Loss) Before Income Tax Provision	**3,048,844**
Income tax provision	7,800
Net Income (Loss)	**$ 3,041,044**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

MEMBER'S EQUTIY

Balance at December 31, 2020	$898,392
Member's distributions	(1,380,439)
Net Income	3,041,044
Balance at December 31, 2021	**$2,558,997**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$ 3,041,044
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
PPP loan forgiveness	(299,840)	
Gain on retirement of right of use asset	(17,957)	
(Increase) decrease in:		
Accounts receivable	237,411	
Other assets	(205)	
Prepaid expenses	5,421	
(Decrease) increase in:		
Accounts payable	185,817	
Total adjustments		110,647
Net cash provided by (used in) operating activities		3,151,691
Purchase of investments at market value	(1,772,474)	
Net cash provided by (used in) investing activities		(1,772,474)
Cash flow from financing activities:		
Proceeds from PPP loan	149,900	
Capital distributions	(1,380,439)	
Net cash provided by (used in) financing activities		(1,230,539)
Net increase (decrease) in cash		148,678
Cash at December 31, 2020		589,906
Cash at December 31, 2021		$ 738,584

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 6,889
Income taxes	$ 8,104

Supplemental disclosures of non-cash transactions:

The company retired $17,957 of the lease liability against the right of use asset. The company recognized a gain of $17,957 in the retirement of the right of use asset. During the prior and current year, the Company received two PPP loans, which was then fully forgiven in the amount of $299,840.

 The accompanying notes are an integral part of these financial statements

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2021

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was organized in the State of Louisiana on February 19, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer. The Company raises capital for corporate clients and provides financial advisory services related to mergers and acquisitions.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company earns fees from mergers & acquisitions advisory services; capital raises and other advisory engagements. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with the terms of written engagement agreements with customers. These agreements provide for various billing arrangements, such as initial and on-going retainers; transaction success fees; and advisory services. There were no open contracts for the year ended December 31, 2021.

Success fees are recognized upon the completion of the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and collection is reasonably assured. During the year ended December 31, 2021, the Company's success fees income totaled $6,781,276.

GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retainers are nonrefundable and generally recognized in the period billed, which corresponds to the Company's completion of its performance obligations. During the year ended December 31, 2021 the Company's retainer income totaled $1,031,000.

Other advisory services are recognized as the Company completes its performance obligations. During the year ended December 31, 2021, the Company's advisory service income totaled $763,943.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

2. INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of exchange traded funds. These are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2021, these securities are carried at their fair market value of $1,959,909. The accounting for the mark-to-market on proprietary accounting is included in the Statement of Income as net investment loss of $458.

3. FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments at market value	$ 1,959,909	$ 1,959,909		
Total	$ 1,959,909	$ 1,959,909		

4. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the accrual method of accounting. As of December 31, 2021, the income tax provision consists of the following:

Franchise tax	$800
Gross receipts	$7,000
Total income tax	$7,800

5. 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed ninety (90) days of service. Contributions are discretionary, up to a maximum of 4% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2021, the Company made a contribution of $46,143.

6. LEASE

The Company does not have any material leases that require ASC 842 treatment.

7. COMMITMENTS, CONTINGECIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2021, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. At this time, management does not believe that any of the company's pending legal matters will have a material adverse effect on the Company's financial statements.

Guarantees

In accordance with FASB ASC 460, Guarantees, the Company has issued no guarantees at December 31, 2021, or during the year then ended.

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2021

8. RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $2,330,271 which was $2,317,482 in excess of its required net capital of $12,789; and the Company's ratio of aggregate indebtedness $191,830 to net capital was 0.08 to 1, which is less than the 15 to 1 maximum allowed.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

11. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

12. LOAN PAYABLE - PPP

The Company received a PPP loan on April 23, 2020 and another PPP loan on February 3, 2021. Both PPP loans have been legally forgiven and the Company has included the income as PPP loan forgiveness on the Statement of Income for the year ended December 31, 2021.

Innovation Capital, LLC
Schedule I - Computation of Net Capital
Pursuant to SEC Rule 15c3-1
As of December 31, 2021

Computation of net capital		
Member's equity	$2,558,997	
Total Member's equity		$2,558,997
Less: Non-allowable assets		
Accounts receivable	(10,504)	
Prepaid expense	(36,070)	
Other assets	(5,760)	
Total non-allowable assets		(52,334)
Net Capital before haircuts		2,506,663
Haircuts on exchange traded funds	(176,392)	
Total haircuts and undue concentration		(176,392)
Net Capital		2,330,271
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$12,789	
Minimum dollar net capital required	$5,000	
Net capital required (greater of above)		(12,789)
Excess net capital		$2,317,482
Aggregate indebtedness		$191,830

Ratio of aggregate indebtedness to net capital 0.08 :1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5, Part IIA report dated December 31, 2021.

INNOVATION CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC SEC Rule 15c3-3 As of December 31, 2021

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and due M&A services. Accordingly, there are no items to report under the requirements of this Rule.

Innovation Capital, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Innovation Capital, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Innovation Capital, LLC claimed: it is not subject to SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Innovation Capital, LLC did not identify any exceptions with their status throughout the year ended December 31, 2021. Innovation Capital, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Capital, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Innovation Capital, LLC

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 31, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Innovation Capital
Investment Bankers

Innovation Capital LLC
Exemption Report

Innovation Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- *5*, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

I) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

II) The Company is deemed to be non-covered, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the
Company limits its business activities exclusively to: (1) private placement of securities on a best efforts basis only; and (2) mergers and acquisitions and other corporate finance advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted or effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule15c3-3) throughout the fiscal year ending December 31, 2021 without exception.

Innovation Capital, LLC

I Matthew Sodl, swear (or affirm) that, to my best knowledge and belief, this ExemptionReport is true and correct.

By: ____________________

Title: Founding Partner & President

2255 Glades Road; Suite 324A
Boca Raton, Florida 33431
(561) 725-0702
Member: FINRA/SIPC